

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

U.S. Mail and Fax (703-287-7450)
Mr. Thomas Fitzpatrick
Chief Financial Officer
Iridium Communications Inc.
1750 Tysons Boulevard
Suite 1400
McLean, VA 22102

> **Re:** **Iridium Communications Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 001-33963**

Dear Mr. Fitzpatrick:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Note 2. Asset Retirement Obligations, page 69

1. We note that the "de-orbit rights meets the definition of an asset retirement obligation." Please tell us why a liability related to such obligation is not recognized under ASC 410-20. Refer to your basis in the accounting literature

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a

Mr. Thomas Fitzpatrick
Iridium Communications Inc.
April 20, 2011
Page 2

company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director